UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549


	SCHEDULE 13G


	Under the Securities Exchange Act of 1934

	(Amendment No. ________________)*

	Landmark Bancorp, Inc.
	(Name of Issuer)

	Common Stock
	(Title of Class of Securities)

	51504L 107
	(CUSIP Number)

	December 31, 2001
	Date of Event

Check the appropriate box to
designate the rule pursuant to
which this Schedule is filed:
X	Rule 13d-1(b)
	Rule 13d-1(c)
	Rule 13d-1(d)

*The remainder of this cover
page shall be filled out for a
reporting person's initial filing
on this form with respect to the
subject class of securities, and
for any subsequent amendment
containing information which
would alter the disclosures
provided in a prior cover page.

The information required in
the remainder of this cover
page shall not be deemed to be
"filed" for the purpose of
Section 18 of the Securities
Exchange Act of 1934 ("Act")
or otherwise subject to the
liabilities of that section of the
Act but shall be subject to all
other provisions of the Act
(however, see the Notes).



CUSIP NO. 51504L 107   13G

1 NAME OF REPORTING PERSON

	LANDMARK FEDERAL SAVINGS BANK EMPLOYEE STOCK OWNERSHIP PLAN



2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
				(a)X
				(b)
3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION
		Kansas

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5 SOLE VOTING POWER
	0 shares

6 SHARED VOTING POWER
	121,419 shares

7 SOLE DISPOSITIVE POWER
	0 shares

8 SHARED DISPOSITIVE POWER
	121,419 shares

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		121,419 shares

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*
												?
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	  	5.8%

12 TYPE OF REPORTING PERSON*
                EP



STATEMENT CONTAINING INFORMATION REQUIRED BY SCHEDULE 13G


Item 1.

   (a)	Name of Issuer
		  Landmark Bancorp, Inc.

   (b)	Address of Issuer's Principal Executive Offices
		  800 Poyntz Avenue
		  Manhattan, Kansas 66502

Item 2.

   (a)	Name of Person Filing
		  Landmark Federal Savings Bank
                  Employee Stock Ownership Plan


   (b)	Address of Principal Business
          Office, or if none, Residence
		  800 Poyntz Avenue
		  Manhattan, Kansas 66502

   (c)	Citizenship
	          Delaware

   (d)	Title of Class of Securities
	          Common Stock

   (e)	CUSIP Number
		  51504L 107

Item 3.	If this statement is filed pursuant to
        Rule 13d-1(b), 13d-2(b), check
        whether the person filing is a:

   (a)	   Broker or dealer registered
             under Section 15 of the Act
   (b)	   Bank as defined in Section 3(a)(6) of the Act
   (c)	   Insurance company as defined in Section 3(a)(19)
             of the Act
   (d)	   Investment company registered under Section 8
             of the Investment Company Act of 1940
   (e)	   An investment adviser in accordance with
             Section 240.13d-1(b)(1)(ii)(E)
   (f)	X  An employee benefit plan or endowment fund
             in accordance with Section 240.13d-1(b)(1)(ii)(F)
   (g)	   A parent holding company or control person in
             accordance with Section 240.13d-1(b)(1)(ii)(G)
   (h)	   A savings associations as defined in Section 3(b)
             of the Federal Deposit Insurance Act
   (i)	   A church plan that is excluded from the definition
             of an investment company under Section 3(c)(14)
             of the Investment Company Act of 1940
   (j)	X  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership

	(a)	Amount Beneficially Owned
		121,419 shares

	(b)	Percent of Class
		5.8%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote
			0 shares

		(ii)	shared power to vote or to direct the vote
			121,419 shares

		(iii)	sole power to dispose or to direct the disposition of
			0 shares

		(iv)	shared power to dispose or to direct the disposition of
			121,419 shares

Item 5.	Ownership of Five Percent or Less of a Class
		N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
		N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported on By the Parent Holding Company
		N/A

Item 8.	Identification and Classification of Members of the Group

	Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Plan Trustee. The Plan
Trustee shares voting and dispositive power with the Plan Committee. By the terms of the Plan, the Plan Trustee votes stock allocated to participant accounts as directed by participants. Stock held by the Trust, but not yet allocated is voted by the Plan
 Trustee as directed by the Plan Committee.
Investment direction is exercised by the Plan
Trustee as directed by the Plan Committee.  The
Plan Committee and the Plan Trustee share voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of
1974, as amended.

Item 9.	  Notice of Dissolution of Group
		N/A

Item 10.  Certification

	By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]


	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					February 14, 2002
						Date

					LANDMARK FEDERAL SAVINGS BANK
                                        EMPLOYEE STOCK OWNERSHIP PLAN


					By:
						/s/David H. Snapp
						Plan Trustee


					By:
						/s/C. Duane Ross
						Plan Trustee


					By:
						/s/Jim W. Lewis
						Plan Trustee


					By:
						/s/Richard A. Ball
						Plan Trustee